UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NEW RESIDENTIAL INVESTMENT CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64828T201

(CUSIP Number)

April 6, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 64828T201	Page 2 of 2 Pages

1	Names of reporting persons Home Loan Servicing Solutions, Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 28,286,980
	6	Shared voting power 0
	7	Sole dispositive power 28,286,980
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 28,286,980
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 16.67%*
12	Type of reporting person (see instructions) CO

*	The calculation of the foregoing percentage is based on (a) 141,434,905 shares of Common Stock (as defined below) reported outstanding as of February 20, 2015, as represented in that certain Share and Asset Purchase Agreement, dated as of April 6, 2015, by and among the Reporting Person, the issuer and the other parties thereto (the “Purchase Agreement”), plus (b) 28,286,980 subsequently issued shares of Common Stock received by the Reporting Person pursuant to the terms of the Purchase Agreement.

Item 1

(a)	Name of Issuer:

The name of the issuer is New Residential Investment Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 1345 Avenue of the Americas, New York, NY 10105.

Item 2

(a)	Name of Person Filing:

This statement is filed by Home Loan Servicing Solutions, Ltd.

(b)	Address of Principal Business Office:

The address of the principal business office of the Reporting Person is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(c)	Citizenship:

The Reporting Person is organized under the laws of the Cayman Islands.

(d)	Title of Class of Securities

Common stock, par value $0.01 per share (“Common stock”).

(e)	CUSIP Number:

64828T201

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned: See Item 9 of the cover page.

(b)	Percent of class: See Item 11 of the cover page.

(c)	(i) Sole power to vote or direct the vote: See Item 5 of the cover page.

(ii)	Shared power to vote or direct the vote: See Item 6 of the cover page.

(iii)	Sole power to dispose or direct the disposition: See Item 7 of the cover page.

(iv)	Share power to dispose or direct the disposition: See Item 8 of the cover page.

Item 4.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 5.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2015

HOME LOAN SERVICING SOLUTIONS, LTD.

By:	/s/ James E. Lauter
	Name:	James E. Lauter
	Title:	Senior Vice President